EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

	Three months ended March 31,	Twelve months ended December 31
	2004	2003	2002	2001	2000	1999
Fixed charges computation:
Interest expense	$15.9	$61.6	$96.6	$260.0	$363.0	$189.6
Portion of rent expense representative of an interest factor (a)	9.4	37.6	99.3	71.5	30.4	101.3

Total fixed charges	$25.3	$99.2	$195.9	$331.5	$393.4	$290.9

Earnings computation:
Loss before equity in losses of affiliates per consolidated statement of operations	$(11,486.3)	$(51,138.9)	$(45,209.1)	$(69,831.2)	$(83,914.7)	$(31,997.6)
Add:
Fixed charges	25.3	99.2	195.9	331.5	393.4	290.9

	$(11,461.0)	$(51,039.7)	$(45,013.2)	$(69,499.7)	$(83,521.3)	$(31,706.7)

Ratio of earnings to fixed charges (b)	—	—	—	—	—	—

a)	The interest factor was calculated to be twenty percent (20%) of rental expense under operating leases and is considered to be a representative interest factor.

b)	For the three months ended March 31, 2004 and for the years ended December 31, 2003, 2002, 2001, 2000 and 1999, our earnings were insufficient to cover our fixed charges by approximately $11,486,300, $51,138,900, $45,209,100, $69,831,200, $83,914,700 and $31,997,600, respectively.